SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________
SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. 3)*

Trunkbow International Holdings Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89818A102
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VeriFone Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 719,370 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 719,370 (1)
	8	SHARES DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,370 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes warrant exercisable for the purchase of 500,000 shares of common stock.

(2)
Based on 36,807,075 shares outstanding as of November 11, 2013, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities and Exchange Commission on November 14, 2013.

Item 1(a).	Name of Issuer: Trunkbow International Holdings Limited

Item 1(b).	Address of Issuer's Principal Executive Offices: UNIT 1217-1218, 12/F TWR B, GEMDALE PLAZA, NO. 91 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, PEOPLE'S REPUBLIC OF CHINA 100022

Item 2(a).	Name of Person Filing: VeriFone Systems, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 2099 Gateway Place, Ste 600, San Jose, CA 95110

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 89818A102

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 719,370 shares

(b)	Percent of Class: 2.0% based on 36,807,075 shares outstanding as of November 11, 2013

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or to direct the vote: 719,370 shares

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 719,370 shares

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: See Exhibit A

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2014		VERIFONE SYSTEMS, INC.
	By:	/s/Albert Liu
EVP, Corporate Development, General Counsel & Secretary

EXHIBIT A
VeriFone Systems, Inc. is filing this Schedule 13G/A as the parent holding company. Pursuant to Rule 13d-2(k)(1) and the instructions in Item 7 of Schedule 13G, VeriFone Systems, Inc. is the beneficial owner of 719,370 shares, or 2.0%, of the outstanding Common Stock of Trunkbow International Holdings Limited by virtue of its 100% ownership of VeriFone Intermediate Holdings, Inc.
VeriFone Intermediate Holdings, Inc., 2099 Gateway Place, Ste 600, San Jose, CA, a Delaware corporation and wholly-owned subsidiary of VeriFone Systems, Inc., is the beneficial owner of 719,370 shares, or 2.0%, of the outstanding Common Stock of Trunkbow International Holdings Limited by virtue of its 100% ownership of VeriFone, Inc.
VeriFone, Inc., 2099 Gateway Place, Ste 600, San Jose, CA, a Delaware corporation and wholly-owned subsidiary of VeriFone Intermediate Holdings, Inc. and an indirect wholly-owned subsidiary of VeriFone Systems, Inc., is the direct owner of 719,370 shares, or 2.0%, of the outstanding Common Stock of Trunkbow International Holdings Limited.
The undersigned persons, on January 15, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G/A in connection with their beneficial ownership of the outstanding Common Stock of Trunkbow International Holdings Limited at December 31, 2013.

January 15, 2014		VeriFone Systems, Inc.
	By:	/s/ Albert Liu
EVP, Corporate Development, General Counsel & Secretary

VeriFone Intermediate Holdings, Inc.
	By:	/s/ Albert Liu
Director

VeriFone, Inc.
	By:	/s/ Albert Liu
Director